Exhibit 11.1

SOLIGEN TECHNOLOGIES, INC.

Computation of Net Loss per Share

	Three Months Ended September 30,		Six Months Ended September 30,
	2001	2000	2001	2000

Weighted average number of shares outstanding	37,112,000	36,389,000	37,106,000	36,386,000

Net loss	$(280,000)	$(282,000)	$(779,000)	$(698,000)

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)